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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        -----------------------------


                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                       PURSUANT TO RULE 13a-16 OR 1d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF DECEMBER 1998

                        ------------------------------


                              PETSEC ENERGY LTD

                          Level 13, 1 Alfred Street
                               Sydney, NSW 2000
                                  Australia


   [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                        Form 20-F _X_   Form 40-F ___

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                    Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934.]

                              Yes ___     No _X_

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
                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)
25 February 1999

            PETSEC ENERGY REPORTS 1998 RESULTS AND YEAR END RESERVES

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ), today announced its results for the three months and year ended December 31, 1998.

FULL YEAR 1998 RESULTS

Under Australian accounting standards, the Company reported a loss from its oil and gas operations (before tax and abnormal items) of A$9.2 million, compared to a profit in 1997 of A$45.9 million. Expensed as abnormal items are A$42.7 million for dry hole costs and a non-cash charge against the carrying value of the Company's oil and gas assets of A$126.5 million. The non-cash charge arises because of current low commodity prices. The operating loss after tax and abnormal items was A$151.9 million, compared to a profit of A$21.0 million in 1997.

Under U.S. generally accepted accounting principles ("US GAAP"), the Company reported a net loss of US$96.5 million, or US$4.48 per American Depositary Receipt ("ADR"). This is compared to a profit in 1997 of US$10.3 million, or US$0.48 per ADR. The 1998 result includes an expense of US$27.5 million for dry hole costs and a non-cash charge of US$72.9 million reflecting the impact of lower oil and gas prices on the carrying value of the Company's oil and gas properties.

Net sales in 1998 were US$92.0 million, down from US$125.1 million in 1997 due to lower commodity prices (-14%) and production (-15%). Net production for the year was 39.5 Bcfe.

Cash flow from operating activities in 1998 was US$55.1 million or US$2.56 per ADR. In 1997 cash flow from operating activities totalled US$90.8 million or US$4.22 per ADR.

A disappointing drilling program in the year compounded by low oil and gas prices caused the Company's financial gearing to reach unacceptable levels. In December the Company agreed to sell to Apache Corporation, 50% of certain of its assets. The US$68.3 million sale was completed on February 1, 1999, reducing bank debt to US$9 million and total debt to US$109 million. The US$100 million of interest only subordinated notes are due for repayment in 2007.

FOURTH QUARTER 1998 RESULTS

Under Australian accounting standards, for the three months ended December 31, 1998, Petsec reported a loss from its oil and gas operations (before tax and abnormal items) of A$14.5 million (1997: profit of A$17.2 million). After an abnormal charge against the carrying value of the Company's oil and gas assets of A$111.3 million the Company reported an operating loss after tax and abnormal items of A$118.1 million, (1997: profit of A$6.6 million).

Under US GAAP, for the three month period ended December 31, 1998, the Company reported a net loss of US$72.7 million, or US$3.38 per ADR, on revenue of US$19.8 million. This is compared to net income in the December quarter of 1997 of US$3.2 million, or US$0.15 per ADR, on revenue of US$33.2 million. The fourth quarter result was impacted by a non-cash impairment expense of US$63.7 million arising from low oil and gas prices.

YEAR END 1998 RESERVES

Net proven reserves at December 31, 1998 were 58.3 billion cubic feet of gas and 5.3 million barrels of oil, a total of 90.3 billion cubic feet of gas equivalent. Net proven and probable reserves were 93.7 Bcf of gas and 8.4 million barrels of oil, a total of 143.9 billion cubic feet of gas equivalent.

The SEC pre-tax present value (discounted at 10% p.a.) of the proven reserves, based on prices of US$2.04 per Mcf for gas and US$11.98 per barrel for oil, was US$67.1 million. The SEC pre-tax present value of proven and probable reserves was US$124.5 million.

The reserves, determined by Ryder Scott Company, are net of the Apache sale that was effective on January 1, 1999. Proven reserves sold to Apache were 50 net billion cubic feet of gas equivalent for a total price of US$68.3 million.

MANAGEMENT MOVES TO THE USA

In recognition of the fact that the Company's operating assets are located in the US, it has been decided to concentrate senior management in the Company's operating headquarters in Lafayette, Louisiana, USA.

Accordingly, a search for a US based Chief Executive Officer has begun. It is hoped that an appointment will be made prior to the Company's Annual General Meeting in late May. The present Sydney based CEO, Mr Terry Fern, will move to the position of Chairman of the Board as soon as the new CEO has been engaged.

Mr Adrian Fletcher, the Company's Chairman for 18 years, has announced his intention to retire. The Board expresses its thanks to Mr Fletcher for his significant contribution to the Company over that time.

Mr Doug Battersby, Sydney based technical director for 9 years, has retired following the Apache sale. The Board expresses its thanks to him for his valuable service over this time.

OUTLOOK FOR 1999

The current low oil and gas prices are expected to persist through the year. Petsec has, however, significantly reduced its financial gearing and has a large part of this year's expected production of 15 Bcfe, hedged. Approximately 75% of its gas and 35% of oil production is hedged at US$2.45 per Mcf and US$19.70 per Bbl respectively.

The Company owns 44 leases in the Gulf shelf, of which 23 leases are held in 50% joint venture with Apache. The Company is currently negotiating to farm out a number of the 21 leases in which it owns a 100% interest. A significant lowering of service costs has much improved the operating economics of the Gulf. The Company expects to participate in 6-8 exploration wells this year.

Petsec Energy is an independent oil and gas exploration and production company with its operations in the offshore Gulf of Mexico (based in Lafayette, Louisiana) and its head office in Sydney, Australia.


For further information please contact:

In Australia:                           In USA:
Terry Fern, Managing Director           Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                       Petsec Energy Ltd
(61) 2 9247 4605 (phone)                (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                  (318) 989 7271 (fax)
Level 13, Gold Fields House             143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000       Lafayette, Louisiana 70503-3402

  Company information is available at Petsec's web site http://www.petsec.com

1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               Petsec Energy Ltd

             Results for the fourth quarter ended 31 December 1998

               (A$, Australian accounting standards, unaudited)

                                                             Three months ended       Change    Twelve months ended        Change
                                                           31 Dec 98      31 Dec 97      %     31 Dec 98      31 Dec 97       %
                                                                 (in thousands)                     (in thousands)
                                                          -------------------------   ------   ------------------------    ------
Oil and gas sales (before deducting royalties)            A$   39,543        61,602     -36%     178,526        212,066     -16%


Profit and loss account

   Profit before interest and abnormal items              A$  (10,015)       18,890    -153%       3,638         52,075     -93%
   Net interest expense                                        (4,470)       (1,696)             (12,809)        (6,179)
                                                             -----------------------            ------------------------
   Operating profit (loss) before abnormal items              (14,485)       17,194               (9,171)        45,896
   Abnormal items - impairments expense                      (111,288)            -             (126,465)             -
                             - dry hole costs                    (772)       (7,202)             (42,727)       (14,271)
                                                             -----------------------            ------------------------
        Operating profit (loss) before tax                   (126,545)        9,992             (178,363)        31,625
   Tax benefit (expense)                                        8,402        (3,403)              26,466        (10,596)
                                                             -----------------------            ------------------------
        Operating profit (loss) after tax                    (118,143)        6,589             (151,897)        21,029
                                                             -----------------------            ------------------------


Basic and diluted earnings per share                      A$    (1.10)         0.06                (1.41)          0.20

Number of shares outstanding (period end, thousands)          107,601       107,601              107,601        107,601

Number of shares outstanding (average, thousands)             107,601       107,601              107,601        107,320

Average US$ / A$ exchange rates                                0.6223        0.6780               0.6302         0.7325

                               Petsec Energy Ltd

            Results for the fourth quarter ended December 31, 1998
           (US$, "successful efforts" accounting under US generally
                  accepted accounting principles, unaudited)

                                                                        Three months ended   Change  Twelve months ended    Change
                                                                            December 31                   December 31
                                                                        1998         1997      %       1998         1997     %
                                                                          (in thousands)                 (in thousands)
                                                                       -------------------   ------  --------------------   ------
Statement of operations
   Oil and gas sales (net of royalties)                          US$    19,846     33,169     -40%     92,017    125,139    -26%
   Lease operating expenses                                             (4,033)    (3,861)            (14,989)   (11,527)
   General, administrative and other expenses                           (3,813)    (2,594)            (10,777)    (9,001)
   Stock compensation expense                                             (141)      (195)               (937)    (1,461)
                                                                       -------------------           --------------------
        EBITDAX (income before interest, DD&A, exploration,
           impairments, dry hole costs)                                 11,860     26,519     -55%     65,315    103,150    -37%
   Depletion, depreciation & amortisation (DD&A)                       (16,018)   (15,351)            (57,672)   (63,903)
                                                                       -------------------           --------------------
        Income from operations (before exploration, impairments
           & dry hole costs)                                            (4,159)    11,168               7,642     39,247
   Exploration expenditures                                               (912)    (2,115)             (7,427)    (7,328)
   Impairments expense                                                 (63,715)         -             (72,916)         -
   Dry hole costs                                                         (480)    (2,843)            (27,503)   (10,454)
                                                                       -------------------           --------------------
        Income (loss) from operations                                  (69,265)     6,210            (100,204)    21,465
   Profit on sale of assets and other income                                50        110                 (17)       163
   Interest expense (net of interest income)                            (2,738)    (1,142)             (7,830)    (4,337)
   Equity in income (loss) of affiliates                                     -         51                   -     (1,595)
                                                                       -------------------           --------------------
        Income (loss) before tax                                       (71,954)     5,229            (108,052)    15,696
   Income tax benefit (expense)                                           (714)    (2,005)             11,547     (5,416)
                                                                       -------------------           --------------------
        Net income (loss)                                        US$   (72,668)     3,224             (96,505)    10,280
                                                                       -------------------           --------------------

Cash flow data
   Net cash provided by operating activities                     US$     3,569     22,010     -84%     55,056     90,806   -39%
   Net cash used in investing activities                         US$   (11,729)   (35,474)           (134,750)  (145,790)
   Net cash provided by financing activities                     US$     8,000         (2)             74,011     61,512

Balance sheet data (at end of period)
   Total assets                                                  US$   199,213    247,962             199,213    247,962
   Cash and deposits                                             US$    13,488     19,171              13,488     19,171
   Borrowings                                                    US$   173,656     99,630             173,656     99,630
   Shareholders' equity                                          US$     4,354    101,155               4,354    101,155

Basic and diluted earnings per share
   Net income per ordinary share                                 US$     (0.68)      0.03               (0.90)      0.10
   Net income per ADR                                            US$     (3.38)      0.15               (4.48)      0.48
   Average number of shares outstanding  (thousands)                   107,601    107,601             107,601    107,320

                               Petsec Energy Ltd

           (US$, "successful efforts" accounting under US generally accepted accounting principles, unaudited)


                                Additional data

                                                             Three months ended     Change  Twelve months ended    Change
                                                                 December 31                    December 31
                                                              1998         1997       %       1998         1997     %
                                                                 (in thousands)                 (in thousands)
                                                           ---------------------    ------  -------------------    ------

Net production
   Oil (MBbls)                                                 584           754     -23%     2,353       3,078     -24%
   Gas (MMcf)                                                5,334         7,722     -31%    25,390      27,940      -9%
   Total (MMcfe)                                             8,841        12,246     -28%    39,511      46,408     -15%

Net sales
   Oil (US$ in thousands)                               US$  9,338        14,600             37,846      60,369
   Gas (US$ in thousands)                                   10,508        18,569             54,171      64,770
                                                           ---------------------            -------------------
   Total (US$ in thousands)                                 19,846        33,169     -40%    92,017     125,139     -26%
                                                           ---------------------            -------------------

Average sales price
   Oil (US$ per Bbl)                                    US$  15.99         19.36     -17%     16.08       19.61     -18%
   Gas (US$ per Mcf)                                          1.97          2.40     -18%      2.13        2.32      -8%
   Total (US$ per Mcfe)                                       2.24          2.71     -17%      2.33        2.70     -14%

Average costs (US$ per Mcfe)
   Lease operating expenses                             US$   0.46          0.32               0.38        0.25
   Depletion, depreciation and amortisation                   1.80          1.25               1.46        1.38
   General, administrative & other expenses                   0.43          0.21               0.27        0.19
   Stock compensation expense                                 0.02          0.02               0.02        0.03
                                                           ---------------------            -------------------
        Total (before exploration, impairments
                                  and dry hole costs)         2.72          1.80     +51%      2.14        1.85     +15%
                                                           ---------------------            -------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                PETSEC ENERGY LTD




Date  25 February, 1999                        By  /s/ ROSS A. KEOGH
                                                  -----------------------
                                                  Ross A. Keogh
                                                  Chief Financial Officer